Exhibit 4.4

NOTICE AND CONSENT

October 19, 2026

WHEREAS, Curis, Inc., a Delaware corporation (the “Company”), issued a Warrant to Purchase Common Stock (the “Warrant”) to the undersigned (the “Holder”) on August 14, 2026 with an exercise price per share of Common Stock under the Warrant of $1.75, subject to adjustment as set forth therein (the “Exercise Price”).

WHEREAS, Section 3(g) of the Warrant provides that the Company may at any time during the term of the Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company (the “Board”).

WHEREAS, the Board has deemed it appropriate to reduce the Exercise Price to $0.60 per share of Common Stock under the Warrant.

NOW, THEREFORE, pursuant to Section 3(g) of the Warrant, subject to the consent of the Holder, the Exercise Price is hereby reduced to $0.60 per share of Common Stock under the Warrant (the “Exercise Price Reduction”). By signing below, the Holder hereby consents to the Exercise Price Reduction as of the date set forth above.

Except as set forth herein, the Warrant remains unaltered and in full force and effect. Signatures delivered by electronic mail (including as a PDF file) or other transmission method shall be deemed to be original signatures, shall be valid and binding, and, upon delivery, shall constitute due execution of this Notice and Consent.

COMPANY:

Curis, Inc.

By:
Name: Diantha Duvall
Title: Chief Financial Officer

Agreed and Accepted:

HOLDER:

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By:
Name:
Title: